


ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.


10015609

12g3-2(b) File No.82-4922

Ref. No. OS.063/2010

April 26, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Apr 26, 10

4/27


EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK

Prasarn Trairatvorakul
President

No. Yor. Or. 1004/2553

26 April 2010

Attention The President,
The Stock Exchange of Thailand

Re: Change of Auditor for Subsidiary Companies

KASIKORNBANK Public Company Limited ("KBank") would like to inform that on 21st April 2010, the general meeting of shareholders of Muangthai Group Holding Co., Ltd ("MTGH"), and Muang Thai Life Assurance Co., Ltd ("MTL"), which are KBank's subsidiary companies ("The Companies"), had approved the appointment of Independent Auditors of KPMG Phoomchai Audit Limited, namely Ms.Pantip Gulsantithamrong C.P.A. registration No. 4208 and/or Ms. Somboon Supasiripinyo C.P.A. registration No. 3731 and/or Ms. Wilai Buranakittisopon C.P.A. registration No. 3920 and/or Mr. Charoen Phosamritlert C.P.A. registration No. 4068 as the auditors for the companies.

The appointment of auditor resulted in change of auditor of the companies from Ernst & Young Office Limited to KPMG Phoomchai Audit Limited, which is the auditor for KASIKORNBANKGROUP.

Please be informed accordingly.

Yours Sincerely,